The Audit Committee of the Board of Directors of the Federal Home Loan Bank of Pittsburgh (Bank) at December 31, 2019 was composed of four directors, one independent and three member directors. The members of the Audit Committee at December 31, 2019 were Bradford E. Ritchie, Glenn E. Moyer, Angel L. Helm, and William C. Marsh.
The 2020 Audit Committee is comprised of one independent and four member directors. The members of the Audit Committee as of January 23, 2020 are William C. Marsh, Lynda A. Messick, Andrew W. Hasley, Angel L. Helm, and Glenn E. Moyer.
Members of the 2019 and 2020 Audit Committees are independent as defined by the Federal Housing Finance Agency.
The Audit Committee oversees the Bank’s financial reporting process; compliance with laws, regulations and policies and the Bank’s administrative, operating and internal accounting controls. The Audit Committee has adopted and is governed by a written charter and has satisfied its responsibilities during 2019 in compliance with the charter. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission.
The Bank is one of 11 district Federal Home Loan Banks (FHLBanks) that together with the Office of Finance (OF), comprise the Federal Home Loan Bank System (System). PricewaterhouseCoopers LLP (PwC) has been the independent auditor for the System and the Bank since 1990. The Audit Committee engages in rigorous evaluations each year when appointing an independent auditor. In connection with the appointment of the Bank’s independent auditor, the Audit Committee’s evaluation included consultation with the Audit Committees of the FHLBanks and the OF. Specific considerations included:

•	An analysis of the risks and benefits of retaining the same firm as independent auditor versus engaging a different firm, including consideration of:

◦	PwC engagement audit partner, engagement quality review partner and audit team rotation;

◦	PwC’s tenure as the Bank’s and the System’s independent auditor;

◦	Benefits associated with engaging a different firm as independent auditor; and potential disruption and risks associated with changing auditors

•	PwC’s historical and recent performance on the Bank’s audit, including the results of an internal survey of PwC service and quality;

•	External data relating to audit quality and performance, including recent PCAOB audit quality inspection reports on PwC and its peer firms;

•	The appropriateness of PwC’s fees, on both an absolute basis and as compared to its peer firms; and

•	The diversity of PwC’s ownership and staff assigned to the engagement.

The Audit Committee has reviewed and approved the fees paid to PwC for audit, audit related and other services, and the Audit Committee has determined that non-audit services provided by PwC did not impair its independence. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the auditor's independence with PwC. There were no independence issues identified.
In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to the Bank. For engagement audit and quality review partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the Bank’s lead audit partner pursuant to this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Audit Committee and with management.
Based on the review and discussion referred to above, the 2020 Audit Committee recommends to the Board of Directors that the audited financial statements be included in the FHLBank’s 2019 Annual Report on Form 10-K filed with the Securities and Exchange Commission.
THE AUDIT COMMITTEE
William C. Marsh, Chair
Lynda A. Messick, Vice Chair
Andrew W. Hasley
Angel L. Helm
Glenn E. Moyer